                                                                      EXHIBIT 12


                                 Omnicare, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                                 (in thousands)

                                                                                                            Three months
                                                         For the years ended December 31,                 ended March 31,
                                        -----------------------------------------------------------   -----------------------
                                           1996          1997         1998         1999        2000        2000       2001
                                           ----          ----         ----         ----        ----        ----       ----
Income before Income Taxes (1)           $ 74,410      $108,575     $154,934     $127,010    $104,722     $27,143    $30,913
Add:
  Interest Expense, Net                    (7,807)          836       20,255       44,634      53,164      12,706     13,435
  Capitalized Interest                        385           744          976        1,688           -           -          -
  Interest Portion of Rent Expense          3,270         4,448        6,838        8,436       9,294       2,060      2,164
                                         --------      --------     --------     --------    ---------    --------   -------

     Income, as Adjusted                 $ 70,258      $114,603     $183,003     $181,768    $167,180     $41,909    $46,512
                                         ========      ========     ========     ========    =========    ========   =======

Fixed Charges
  Interest Expense, Net                  $ (7,807)        $ 836      $20,255      $44,634     $53,164     $12,706    $13,435
  Capitalized Interest                        385           744          976        1,688           -           -          -
  Interest Portion of Rent Expense          3,270         4,448        6,838        8,436       9,294       2,060      2,164
                                         --------      ---------    --------     --------    ---------    --------   -------

     Fixed Charges                       $ (4,152)     $  6,028      $28,069      $54,758     $62,458     $14,766    $15,599
                                         ========      ========     ========     ========    =========    ========   =======

Ratio of Earnings to Fixed Charges (2)      (16.9)x        19.0 x        6.5 x        3.3 x       2.7 x       2.8 x      3.0 x
                                         ========      ========     ========     ========    =========    ========   =======

(1) Excludes certain special items such as restructuring and other related charges, pooling-of-interests acquisition expenses and other expenses.

(2) The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt expense and capitalized interest, net of interest income) and one-third (the proportion deemed representative of the interest portion) of rent expense.